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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pacific Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

69422R 10 5
(CUSIP Number)

Irvin Toole, Jr.
Pacific Energy GP, Inc.
5900 Cherry Avenue
Long Beach, California 90805-4408
(562) 728-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2003 and August 29, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69422R 10 5

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Pacific Energy GP, Inc.

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒*

3	SEC use only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Delaware

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned by Each		8	Shared Voting Power** 137,900 Common Units
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power** 137,900 Common Units

11	Aggregate Amount Beneficially Owned by each Reporting Person** 137,900 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person HC; CO

*
The Reporting Person expressly disclaims the existence of any group.

**
Pacific Energy GP, Inc. owns an aggregate 43.8% interest in Pacific Energy Partners, L.P. consisting of its 2% general partner interest and its 41.8% limited partner interest represented by 137,900 Common Units (set forth in Items 8 and 10 above) and 10,465,000 Subordinated Units. The Subordinated Units may be converted into an equal number of Common Units upon satisfaction of the conditions described in the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. dated as of July 26, 2002 as amended to date by Amendment No. 1 dated as of August 1, 2003 (the "Partnership Agreement").

CUSIP No. 69422R 10 5

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) PPS Holding Company

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒*

3	SEC use only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Delaware

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned by Each		8	Shared Voting Power** 137,900 Common Units
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power** 137,900 Common Units

11	Aggregate Amount Beneficially Owned by each Reporting Person** 137,900 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person CO

*
The Reporting Person expressly disclaims the existence of any group.

**
PPS Holding Company, as the sole shareholder of Pacific Energy GP, Inc., may be deemed to be the beneficial owner of an aggregate 43.8% interest in Pacific Energy Partners, L.P. consisting of a 2% general partner interest and a 41.8% limited partner interest represented by 137,900 Common Units (set forth in Items 8 and 10 above) and 10,465,000 Subordinated Units. The Subordinated Units may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.

CUSIP No. 69422R 10 5

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) The Anschutz Corporation

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒*

3	SEC use only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Kansas

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned by Each		8	Shared Voting Power** 137,900 Common Units
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power** 137,900 Common Units

11	Aggregate Amount Beneficially Owned by each Reporting Person** 137,900 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person CO

*
The Reporting Person expressly disclaims the existence of any group.

**
The Anschutz Corporation, as the sole shareholder of PPS Holding Company, may be deemed to be the beneficial owner of an aggregate 43.8% interest in Pacific Energy Partners, L.P. consisting of a 2% general partner interest and a 41.8% limited partner interest represented by 137,900 Common Units (set forth in Items 8 and 10 above) and 10,465,000 Subordinated Units. The Subordinated Units may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.

CUSIP No. 69422R 10 5

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Anschutz Company

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒*

3	SEC use only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Delaware

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned by Each		8	Shared Voting Power** 137,900 Common Units
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power** 137,900 Common Units

11	Aggregate Amount Beneficially Owned by each Reporting Person** 137,900 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person CO

*
The Reporting Person expressly disclaims the existence of any group.

**
Anschutz Company, as the sole shareholder of The Anschutz Corporation, may be deemed to be the beneficial owner of an aggregate 43.8% interest in Pacific Energy Partners, L.P. consisting of a 2% general partner interest and a 41.8% limited partner interest represented by 137,900 Common Units (set forth in Items 8 and 10 above) and 10,465,000 Subordinated Units. The Subordinated Units may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.

CUSIP No. 69422R 10 5

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Philip F. Anschutz

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒*

3	SEC use only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United States of America

Number of Shares		7	Sole Voting Power 1 Common Unit
Beneficially
Owned by Each		8	Shared Voting Power** 137,900 Common Units
Reporting
Person With		9	Sole Dispositive Power 1 Common Unit

		10	Shared Dispositive Power** 137,900 Common Units

11	Aggregate Amount Beneficially Owned by each Reporting Person** 137,901 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person IN

*
The Reporting Person expressly disclaims the existence of any group.

**
Philip F. Anschutz, as the sole shareholder of Anschutz Company, may be deemed to be the beneficial owner of an aggregate 43.8% interest in Pacific Energy Partners, L.P. consisting of a 2% general partner interest and a 41.8% limited partner interest represented by 137,900 Common Units (set forth in Items 8 and 10 above) and 10,465,000 Subordinated Units. The Subordinated Units may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement.

THIS AMENDMENT NO. 2 FURTHER AMENDS ITEMS 4, 5, 6 and 7 OF THE SCHEDULE 13D ORIGINALLY FILED BY PACIFIC ENERGY GP, INC., PPS HOLDING COMPANY, THE ANSCHUTZ CORPORATION, ANSCHUTZ COMPANY AND PHILIP F. ANSCHUTZ (COLLECTIVELY, THE "REPORTING PERSONS") WITH THE SEC ON JULY 26, 2002, AS AMENDED BY AMENDMENT NO. 1 FILED ON AUGUST 8, 2003. THIS STATEMENT RELATES TO COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS (THE "COMMON UNITS") OF PACIFIC ENERGY PARTNERS, L.P., A DELAWARE LIMITED PARTNERSHIP (THE "ISSUER").

Item 4. Purpose of Transaction.

        The information previously provided in response to this Item 4 is hereby amended by adding the following:

        On August 25, 2003, the Issuer redeemed 1,115,000 Common Units owned by Pacific Energy GP, Inc. pursuant to the Common Unit Redemption Agreement (the "Redemption Agreement") dated as of August 19, 2003, among the Issuer and Pacific Energy GP, Inc. For approximately $26.3 million, the Issuer redeemed from Pacific Energy GP, Inc. 1,115,000 Common Units at a price of $23.612 per unit, which is equal to the net proceeds per unit, before expenses, received by the Issuer in a public offering of 5,000,000 of its Common Units (the "Primary Offering"). The closing of the redemption of 1,115,000 Common Units took place immediately after the closing of the Primary Offering on August 25, 2003. This redemption reduced the number of Common Units Pacific Energy GP, Inc. owned from 1,865,000 to 750,000 Common Units, reducing Pacific Energy GP, Inc.'s ownership of the Issuer's total outstanding Common Units from 17.7% to 5.2%.

        On August 29, 2003 and September 3, 2003, the Issuer redeemed an additional 500,000 Common Units and 112,100 Common Units, respectively, owned by Pacific Energy GP, Inc. pursuant to the Redemption Agreement. For approximately $11.8 million and $2.6 million, the Issuer redeemed from Pacific Energy GP, Inc. 500,000 Common Units and 112,100 Common Units, respectively, at a price of $23.612 per unit, which is equal to the net proceeds per unit, before expenses, received by the Issuer in public offerings of an additional 500,000 Common Units and 112,100 Common Units which were issued pursuant to an over-allotment option granted the Underwriters (see below) (the "Option Offerings", together with the "Primary Offering", the "Offerings"). The closing of these redemptions of 500,000 Common Units and 112,100 Common Units took place immediately after the closing of the Option Offerings on August 29, 2003 and September 3, 2003, respectively. These redemptions further reduced the number of Common Units Pacific Energy GP, Inc. owned from 750,000 to 137,900 Common Units, further reducing Pacific Energy GP, Inc.'s ownership of the Issuer's total outstanding Common Units from 5.2% to 1.0%.

        The purpose of the redemptions of Common Units was to decrease Pacific Energy GP, Inc.'s aggregate ownership of limited partner interests of the Issuer. As the general partner of the Issuer and holder of 137,900 Common Units and 10,465,000 Subordinated Units, Pacific Energy GP, Inc. continues to control and manage the Issuer.

        The Redemption Agreement is filed as an exhibit hereto. Schedule I is amended and restated as attached hereto.

Item 5. Interest in Securities of the Issuer.

        The information previously provided in response to this Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

  (a)(1) Pacific Energy GP, Inc. is the record and beneficial owner of 137,900 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act (the "Rule 13d-3") and there being 14,401,690 Common Units outstanding as of September 3, 2003, represents 1.0% of the outstanding Common Units. Pacific Energy GP, Inc. also holds 10,465,000 Subordinated Units, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement;

          (2)   PPS Holding Company, as the sole shareholder of Pacific Energy GP, Inc., may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 137,900 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 14,401,690 Common Units outstanding as of September 3, 2003, represents 1.0% of the outstanding Common Units. PPS Holding Company may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

          (3)   The Anschutz Corporation, as the sole shareholder of PPS Holding Company, may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 137,900 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 14,401,690 Common Units outstanding as of September 3, 2003, represents 1.0% of the outstanding Common Units. The Anschutz Corporation may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

          (4)   Anschutz Company, as the sole shareholder of The Anschutz Corporation, may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 137,900 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 14,401,690 Common Units outstanding as of September 3, 2003, represents 1.0% of the outstanding Common Units. Anschutz Company may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

          (5)   Philip F. Anschutz, as the sole shareholder of Anschutz Company, which, as described above, is the ultimate parent of Pacific Energy GP, Inc., may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 137,901 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 14,401,690 Common Units outstanding as of September 3, 2003, represents 1.0% of the outstanding Common Units. Philip F. Anschutz may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above; and

          (6)   See Schedule I for the aggregate number and percentage of the Common Units beneficially owned by the Control Persons.

        (b)   The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule I for the information applicable to the Control Persons.

        (c)   There have been no reportable transactions with respect to the Common Units since Amendment No. 1 to Schedule 13D was filed on August 8, 2003 by the Reporting Persons or the Control Persons except (i) as set forth in this Amendment No. 2; (ii) for David E. Wright's acquisition of 300 Common Units on August 18, 2003 and (iii) for Gerald A. Tywoniuk's acquisition of 500 Common Units on September 4, 2003.

        (d)   The Reporting Persons and the Control Persons have the right to receive distributions from, and the proceeds from any sale of, the respective Common Units reported by such persons on the cover pages of this Amendment No. 2.

        (e)   The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Units as of August 29, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information previously provided in response to this Item 6 is hereby amended by adding the following:

        In connection with the Offerings, the Issuer entered into an Underwriting Agreement (the "Underwriting Agreement") dated August 19, 2003 by and among the Issuer, Pacific Energy GP, Inc., Pacific Energy Group LLC, Citigroup Global Markets Inc., Lehman Brothers Inc., UBS Securities LLC, A.G. Edwards & Sons, Inc., RBC Dain Rauscher Inc. and McDonald Investments Inc. (collectively, the "Underwriters") concurrently with the execution of the Redemption Agreement. Pursuant to the Underwriting Agreement, the Issuer agreed to grant the Underwriters an option (the "Option") to purchase up to 750,000 Common Units to cover over-allotments. The Option will expire 30 days after the date of the Underwriting Agreement. The net proceeds from any exercise of the Option is to be used to redeem from Pacific Energy GP, Inc. an additional number of Common Units equal to the number of Common Units issued upon exercise of the Option at a price per unit equal to the net proceeds per unit before expenses. The Underwriters exercised the Option and purchased 500,000 Common Units on August 29, 2003 and 112,100 Common Units on September 3, 2003.

Item 7. Material to be Filed as Exhibits.

        The information previously provided in response to this Item 7 is hereby amended by adding the following:

Exhibit 10.3	Common Unit Redemption Agreement dated August 19, 2003 by and between the Issuer and Pacific Energy GP, Inc.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 15, 2003

PACIFIC ENERGY GP, INC.
By:	/s/ IRVIN TOOLE, JR. Irvin Toole, Jr. President and Chief Executive Officer
PPS HOLDING COMPANY
By:	/s/ DOUGLAS L. POLSON Douglas L. Polson President
THE ANSCHUTZ CORPORATION
By:	/s/ CANNON Y. HARVEY Cannon Y. Harvey President
ANSCHUTZ COMPANY
By:	/s/ CANNON Y. HARVEY Cannon Y. Harvey President
PHILIP F. ANSCHUTZ
By:	/s/ PHILIP F. ANSCHUTZ

SCHEDULE I

Control Persons

(1)
Pacific Energy GP, Inc. The business address of the directors and executive officers of Pacific Energy GP, Inc. is 5900 Cherry Avenue, Long Beach, California 90805-4408.

						Number of Common Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class		Sole power to vote or to direct vote	Shared power to vote or to direct vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Douglas L. Polson	Chairman of the Board of Directors	52,690		†		52,690	—		52,690	—
Philip F. Anschutz	Director; Chairman of the Board of Directors and Chief Executive Officer of Anschutz Company and The Anschutz Corporation	137,901	*	0.9575	%*	1	137,900	*	1	137,900	*
Clifford P. Hickey	Director; Managing Director of Anschutz Investment Company	2,000		†		2,000	—		2,000	—
David L. Lemmon	Director; President and Chief Executive Officer of Colonial Pipeline Company	100		†		100	—		100	—
Jim E. Shamas	Director	1,000		†		1,000	—		1,000	—
Robert F. Starzel	Director; Senior Representative of the Chairman of the Union Pacific Corporation	**		—		—	—		—	—
Irvin Toole, Jr.	President, Chief Executive Officer and Director	6,000		†		6,000	—		6,000	—
Gerald A. Tywoniuk	Senior Vice President, Chief Financial Officer and Treasurer	2,500		†		2,500	—		2,500	—
David E. Wright	Executive Vice President, Corporate Development and Marketing	1,800		†		1,800	—		1,800	—
Lynn T. Wood	Vice President, General Counsel and Secretary	1,000		†		1,000	—		1,000	—

(2)
PPS Holding Company. The business address of the directors and executive officers of PPS Holding Company is 555 17th Street, Suite 2400, Denver, Colorado 80202.

				Number of Common Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Douglas L. Polson	Director and President; Chairman of the Board of Directors of Pacific Energy GP, Inc.	52,690	†	52,690	—	52,690	—
Clifford P. Hickey	Director; Director of Pacific Energy GP, Inc.; Managing Director of Anschutz Investment Company	2,000	†	2,000	—	2,000	—
Lynn T. Wood	Vice President and Secretary; Vice President, General Counsel and Secretary of Pacific Energy GP, Inc.	1,000	†	1,000	—	1,000	—
Thomas G. Kundert	Treasurer and Assistant Secretary; Treasurer and Assistant Secretary of Anschutz Company and The Anschutz Corporation	**	—	—	—	—	—

(3)
The Anschutz Corporation. The business address of the directors and executive officers of The Anschutz Corporation is 555 17th Street, Suite 2400, Denver, Colorado 80202.

Number of Common Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class		Sole power to vote or to direct vote	Shared power to vote or to direct vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Philip F. Anschutz	Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Directors and Chief Executive Officer of Anschutz Company	137,901	*	0.9575	%*	1	137,900	*	1	137,900	*
Cannon Y. Harvey	Director, President and Chief Operating Officer; Director, President and Chief Operating Officer of Anschutz Company	**		—		—	—		—	—
Craig D. Slater	Director and Executive Vice President; Director and President of Anschutz Investment Company; Director and Executive Vice President of Anschutz Company	10,000		†		10,000	—		10,000	—
Wayne A. Barnes	Vice President and Chief Financial Officer; Vice President and Chief Financial Officer of Anschutz Company	**		—		—	—		—	—
Richard M. Jones	Vice President, General Counsel and Secretary	**		—		—	—		—	—
Thomas G. Kundert	Treasurer and Assistant Secretary	**		—		—	—		—	—

(4)
Anschutz Company. The business address of the directors and executive officers of Anschutz Company is 555 17th Street, Suite 2400, Denver, Colorado 80202.

Number of Common Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class		Sole power to vote or to direct vote	Shared power to vote or to direct vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Philip F. Anschutz	Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Directors and Chief Executive Officer of The Anschutz Corporation	137,901	*	0.9575	%*	1	137,900	*	1	137,900	*
Cannon Y. Harvey	Director, President and Chief Operating Officer; Director, President and Chief Operating Officer of The Anschutz Corporation	**		—		—	—		—	—
Craig D. Slater	Director and Executive Vice President; Director and President of Anschutz Investment Company; Director and Executive Vice President of The Anschutz Corporation	10,000		†		10,000	—		10,000	—
Wayne A. Barnes	Vice President and Chief Financial Officer; Vice President and Chief Financial Officer of The Anschutz Corporation	**		—		—	—		—	—
Richard M. Jones	Vice President, General Counsel and Secretary	**		—		—	—		—	—
Thomas G. Kundert	Treasurer and Assistant Secretary; Treasurer and Assistant Secretary of The Anschutz Corporation	**		—		—	—		—	—

*
Philip F. Anschutz is a Reporting Person and may be deemed to beneficially own 137,900 Common Units owned by Pacific Energy GP, Inc. He may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units also owned by Pacific Energy GP, Inc.

**
In each instance a "**" indicates that the individual does not beneficially own Common Units.

†
In each instance a "†" indicates that the individual beneficially owns less than 1.0% of the Common Units.

EXHIBIT INDEX

Exhibit 10.3*	Common Unit Redemption Agreement dated August 19, 2003 by and between Pacific Energy GP, Inc. and the Issuer.

*
Filed herewith

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  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
SCHEDULE I Control Persons
EXHIBIT INDEX